PANACEA ACQUISITION CORP.

357 Tehama Street, Floor 3

San Francisco, CA 94103

January 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gavin Newberry

Kevin Kuhar

David Gessert

Mary Beth Breslin

RE:	Panacea Acquisition Corp. (the “Company”)

Registration Statement on Form S-4

File No. 333-250036

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-250036) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 20, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

Panacea Acquisition Corp.

By:	/s/ Oleg Nodelman
	Name:	Oleg Nodelman
	Title:	Chief Executive Officer

cc:	Gregg Noel and Michael Mies

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Kenneth L. Guernsey, John T. McKenna, Rama Padmanabhan and Pia Kaur

Cooley LLP

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